SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 22, 2014

ALL CLAIMS, LOG REPORTS, LAB CERTIFICATES,

GEOPHYSICAL REPORTS, ENVIRONMENTAL BASE LINE STUDY

AND WASTE MATERIAL MANAGEMENT REPORT

AVAILABLE ON DEMAND AT

(800) 476-1853 OR INFO@MINESVIRGINIA.COM

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
2013 Exploration Program, Payne Bay Property, Québec

ANGLO AMERICAN EXPLORATION (CANADA) LTD.
VIRGINIA MINES INC.

March 2014

Prepared by:

Jean-Francois Belanger, B.Eng., Jr.Eng.
Project Geologist
Anglo American Exploration (Canada) Ltd.

Circe Malo-Lalande, M.Sc.A., Ing.
Project Geophysicist
Anglo American Exploration (Canada) Ltd.

And

Clement Dombrowski, M.Sc.A., Geo.
Senior Geologist
Anglo American Exploration (Canada) Ltd.

ITEM 2 TABLE OF CONTENTS

LIST OF PICTURES

LIST OF TABLES

LIST OF ILLUSTRATIONS (ITEM 26)

LIST OF APPENDICES

LIST OF MAPS IN POCKETS

ITEM 3 SUMMARY

The Payne Bay property is located near the Northerrn Village of Kangirsuk, on the western coast of the Ungava Bay, in Nunavik, Quebec. As of January 2014, the property was divided into two blocks of claims and covered an area of 19,636 hectares. The project lies at the northern extremity of the New Québec Orogen. This orogen represents the northeastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The Trans-Hudson Orogen also includes the Thompson Belt (Manitoba) and the Cape Smith Belt (Québec), both of which host important nickel mining camps. The present report summarizes fieldwork and results from the summer 2013 activities on the Payne Bay property.

The main objective of the 2013 summer campaign was to test the drill targets highlithed in a targeting session during the winter 2013. The targeting was based on the geological and the geophysical work done in the previous years on the Kyak and Qarqasiaq blocks, especially on the ground geophysics survey that was done in winter and summer of 2012.

In order to define the site's initial environmental quality, AAEC retained the professional services of GENIVAR Inc. to conduct an environmental baseline study of the soil, lake sediment and surface water for the Payne Bay property. It was followed by a limited drilling program that only took place from August 9th to September 9th due to logistics delays. Seven holes were drilled for a total of 1450m. All holes were surveyed by a Borehole Multi-Component Time Domain electromagnetic (TDEM) Geophysical Survey performed by Crone. The logging, the sampling and the splitting of the core was done at a storage site, recently built near the village of Kangirsuk. A total of 999 samples were taken and analysed including QAQC.

None of the holes drilled in 2013 at Payne Bay returned significant intercept based on the criteria of metric scale intersection of high grade Cu-Ni-PGE mineralization or tens of meters scale intersection of low grade Cu-Ni-PGE disseminated mineralization. However, out of the seven holes, five intersected anomalous values in Ni and/or PGEs (based on the criteria of Ni>0.3%, Cu>0.3% and PGEs>0.2 g/t). From the winter 2013 targeting session, 11 drill targets totaling 2,710 m remain untested, including 5 holes totaling 1,365 m initially planned in the 2013 drill program to test the highest priority drill targets in both Kyak and Qarqasiaq. In addition, two BHEM anomalies were generated from holes PB13-01 and PB13-07 and remain untested.

ITEM 4 INTRODUCTION

This report provides the status of current technical geological information relevant to the 2013 exploration program conducted by Anglo American Exploration on the Payne Bay property in Québec. It has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

All information and data contain in this report or used in its preparation were obtained either from the last exploration campaign or from previous geological reports related to this property as shown in the reference section.

ITEM 5 DISCLAIMER

The first author Jean-Francois Belanger, B.Eng. in Engineering Geology and project geologist, has supervised and participated to the 2013 activities on the Payne Bay Property. The second author Circe Malo-Lalande, M.Sc. in geophysics and engineer, was involved with the first author in the preparation and execution of the BHEM survey. She also did the quality control of all the data collected during this program. The third author Clement Dombrowski, M.Sc.A in geology and senior geologist, reviewed and corrected the present report. He also visited the project regularly since 2010.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Payne Bay Property is located between 8 and 30 kilometres north of Kangirsuk, on the western bank of Ungava Bay in Northern Québec (Fig. 1). As of January 2014, it included 4 areas (Qarqasiaq, Chaunet, Des Chefs and Kyak) included in 2 blocks of claims which summed up to 471 designated claims (Fig. 2) for a total of 19,636 hectares. The list of claims is shown in Appendix I.

The coordinates of Kangirsuk and maps covered by the project are:

Latitude:	60°01' 13'' N
Longitude:	-70°01' 06'' W
SNRC:	25 C/04, D/01 and D/08
UTM zone:	19 (Nad27)
NTS:	443250 E
	6653900 N

Mining rights are held by Virginia Mines Inc. (50%) ["**Virginia**"] and Anglo American Exploration Ltd. (50%) ["**AAEC**"]. The southern part of the Qarqasiaq Block is located within Category I Inuit land, which is controlled by the Saputik Land Holding Corporation of Kangirsuk. The corporation gave Osisko and Virginia permission to carry out exploration work on Category I land in 1999-2000 through a lease giving access to the area. A new 3-year lease was signed with the corporation during fall 2008. In 2011 the renewal of the lease was cancelled by the Saputik Landholding following a public consultation with the population of Kangirsuk. This decision didn't affect the claim standing, but limits the land access by the corporation. During spring 2010, Virginia entered into a joint venture agreement with Anglo American Exploration (Canada) Ltd. ["**AAEC**"]. In order to earn a 50% interest in the property, AAEC has to spend CA$4 million in exploration expenditures over a 6-year period.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the northern village of Kangirsuk is provided by Air Inuit which offers daily flights from Montréal or other major southern cities via Kuujjuaq. First Air also provides daily flights to Kuujjuaq. The whole property is easily accessible all-year round by helicopter, whereas

floatplanes and all-terrain vehicles can be used in specific areas during summer. When snow covers the landscape, snowmobile is an effective means of transportation to reach all blocks of claims. Large cargo can be sent to Kangirsuk by air transportation, but may also be shipped by boats at cheaper prices using services provided by Taqramut Transport Inc. and NEAS which supplies the village during the summer season. Local resources in Kangirsuk include accommodations, groceries, fuel and some limited services.

The property, located well above the tree line, is entirely covered by tundra. High terrains commonly consist of extensive exposures of outcrops. The terrain is locally rugged with escarpments oriented into a NW-SE direction. Altitude varies from 50 to 800 metres. Lakes are abundant but tend to be relatively small and have a shallow depth. The summer field season is short, with temperatures ranging between 0 and 20°C from late June to late September, during which outcrops are generally free of snow. Weather conditions become increasingly unpredictable late in the field season with fog, sleet, and snow squall and high winds occurring frequently mainly due to the proximity of the Ungava Bay **(Picture 1**).



Picture 1: Tundra landscape during winter

ITEM 8 HISTORY

Exploration work in the Payne Bay area historically focussed on iron ore along the margin of the Roberts Syncline (Fig. 3), with documented activity beginning in 1938 and persisting intermittently until the mid 1960's. Although substantial deposits were discovered, none were put

into production. The Kyak intrusion was investigated briefly in the 1960's and early 1970's for its nickel potential, with exploration work including two independent airborne EM-MAG surveys, grid mapping and prospecting, limited ground geophysical surveys, as well as 2,850 metres of drilling (26 holes, EX core) (Dubuc, 1968; Séguin, 1970; Bergmann, 1973). Ground work was essentially limited to a 1.25 kilometre by 1.5 kilometre zone covering the northernmost portion of the basal peridotite, the southern extension of which was essentially ignored. No additional work was done over the Kyak intrusion until 1986, when the northeastern half of the complex was subject to reconnaissance mapping for PGE mineralization.

Other mafic/ultramafic complexes in the Roberts Syncline were apparently not systematically explored for nickel prior to the acquisition of permits by Osisko in the late 1990's. The La Fosse Platinum Group prospected the area of Chaunet Lake in 1987 discovering a few occurrences of anomalous tenors in platinum and palladium in gabbro and ultramafics sills (Ward, 1988). Despite these findings, commonly associated with significant amounts of chalcopyrite, pyrrhotite and pentlandite, nickel and copper were not analyzed. In 1966, the Québec Government also mapped the Lac des Chefs region, reporting the occurrence of a massif serpentinite at Chaunet Lake, in particular (Hardy, 1968).

After a compilation of the area north of Kangirsuk, Osisko carried out a 10-day reconnaissance mapping and prospecting program on the northern portion of the Qarqasiaq complex in August of 1998, resulting in the discovery of several nickel showings. Virginia optioned the property in December 1998 and an airborne frequency-domain EM-MAG survey was immediately flown over the Qarqasiaq, Chaunet East and Chaunet West complexes. Another field program was carried out during summer 1999, focussing mainly on the Qarqasiaq complex but covering also portions of the Chaunet complexes. Prospecting and mapping were completed over selected airborne EM-MAG anomalies in the Qarqasiaq complex, followed by gridding, detailed mapping, limited ground geophysics (MaxMin, Mag) and a 7-hole reconnaissance drilling program, totalling 480 metres. A small drill was used and technical problems limited drilling to targets less than 70 metres deep.

Exploration focus switched to the Kyak intrusion in the summer of 2000 (Kiddie and Mungall, 2000). Detailed geological mapping and prospecting were carried out over the peridotite lobes at the base of the Kyak intrusion, along with ground magnetic and DEEPEM surveys. The final phase of the 2000 program entailed a 6-hole, 1,556-metre drill program. A second program including nine holes for a total of 1,648 metres was carried out the following summer on one specific peridotite lobe (Muskox lobe). Several holes in both drilling phases were surveyed by borehole Pulse EM.

Realizing that this fertile Ni-Cu±Co±PGE property had never been probed using a modern helicopter-borne TDEM survey, Virginia, operator of the project since 2008, contracted Aeroquest Ltd. to undertake a geophysical survey of the entire property using the AeroTEM IV system. The survey, totalling 1,352 linear kilometres, was completed in October 2008 over the four blocks of claims. Lines were flown at 150-metre spacing.

During summer 2010, 2011 and 2012, Virginia Mines and AAEC conducted prospecting and reconnaissance mapping of all the four blocks of claims. Geophysical ground survey (MLEM) using the low-temperature SQUID and Fluxgate sensor was also performed in 2012 over Kyak

and Qarqasiaq Block. The main objective was to visit all known Ni-Cu-PGE showings, find additional mineralized occurrences and to develop drill targets.

ITEM 9 GEOLOGICAL SETTING

9.1. Regional geology

The property is located at the northern extremity of the New Québec Orogen. The New Québec Orogen (NQO, also known as the Labrador Trough) represents the northeastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The NQO is an 800-kilometre long northwest-trending orogenic belt (2.17 – 1.87 Ga) that separates the Superior Province from the Churchill (Rae) Province. The Trans-Hudson Orogen also includes the Thompson Belt of Manitoba and the Cape Smith Belt of northern Québec, both of which host important nickel mining camps.

The Payne Bay Property lies within the Roberts Syncline (Fig. 3). In this area, the contact between supracrustal rocks of the NQO and Archean gneisses of the Superior is a thrust fault. The allochthonous units were folded into a synclinal structure 20-kilometre wide and 80-kilometre long that plunges gently to the southeast. The Roberts Syncline is rimmed by sedimentary rocks (iron formation, turbidites, sulphidic/graphitic mudstone and minor dolomite) and cored by a thick sequence of basalt containing interbeds of sulphidic/graphitic mudstone. The basaltic pile is intruded by abundant gabbro sills and by several tabular, undulating mafic-ultramafic complexes (Hardy, 1976; Kiddie 1999a).

The thick variably magnetic gabbro complex in the SE of the Robert Syncline (Kyak prospect) was emplaced as a lopolithic or lacolithic sill pre-D1. The NW end of the gabbro complex represents a major frontal thrust ramp within the T1 thrust stack. The gabbro sill is separated from the overlying basalts by a regional-scale thrust (represented by a >200m thick mylonite zone).

The greenstone belt was subsequently folded by a regional F2 NW-SE trending (SE-plunging) synform. This has resulted in overall steep NE- and SW-dipping F2 limbs, but with localised subdomains of “structurally anomalous” dips and strikes where S0 was modified by pre-F2 structures including F1 fold hinge / short limb zones and T1 frontal and lateral thrust ramps. The lateral thrust ramps have produced localised truncations and sudden dip changes down-dip within the F2 fold limbs.

9.2. Property geology

The Payne Bay Property includes important mafic/ultramafic complexes that have up to 1000 metres in apparent thickness and a cumulative strike length of 50 kilometres. The 16 kilometre-long Qarqasiaq complexes include gabbro, peridotite and basalt. Several peridotite-gabbro units within the Qarqasiaq complex, interpreted as subvolcanic feeders, have mineralized discordant bases that thermally and mechanically eroded the underlying sediments. The complex may also include possible flows with thick (100 metres) peridotitic olivine cumulates. The Qarqasiaq complex is similar in style and in composition (parental liquid of about 16% MgO) to

the prolific Raglan complex in the Cape Smith Belt (published resources of 41.7 Mt @ 3.23 % Ni and 0.90% Cu) (data calculated from Glencore website as per December 2013 at http://www.mineraglan.ca/EN/OurBusiness/Pages/Geology.aspx.

The Chaunet complex consists of several stacked gabbro-pyroxenite-peridotite sills, in part sheared and dismembered, that were intruded near a thick graphitic-sulphidic schist unit. The Des Chefs Block contains a lithological package similar to that in Chaunet except that ultramafic rocks are scarce and limited to pyroxenite.

The Kyak intrusive complex, situated on the eastern limb of the Roberts Syncline, was overturned during the Hudsonian Orogeny. It now occurs as a continuous, vertically dipping layered sequence striking northwest-southeast and younging to the SW. The intrusion is associated with a prominent 43 mgal residual Bouguer gravity anomaly. The base of the complex comprises a heterolithic package that includes a number of large and discontinuous peridotite/norite lobes inferred to have accumulated as early olivine-rich lag deposits from vast volumes of through-going noritic magma.

ITEM 10 DEPOSIT TYPES

The Payne Bay Property is known to host several occurrences of Ni-Cu±Co±PGE mineralization hosted in ultramafic and mafic rocks. Showings found in the Qarqasiaq area show strong geological similarities with the Katinniq mineralized lenses at Raglan Mine located 240 kilometres to the northwest and with komatiite-hosted deposits in Western Australia. In this type of deposits, ore may have magmatic, hydrothermal/metamorphic or tectonic origins (Barnes, 2006). In a broad sense, magmatic mineralization is typically found at the base of the ultramafic unit, trapped in channels, troughs and/or structural embayments (faults) and even as disseminations in large bodies. Hydrothermal/metamorphic and tectonic mineralizations are commonly associated to magmatic ones but are found, respectively, in veins in the adjacent metasedimentary footwall, and in shear zones and fold hinges remobilized away from the host rocks. Komatiite-associated orebodies are relatively small (a few million tons each) but they tend to form clusters which turn them into economic deposits. Moreover, they contain high nickel tenors commonly coupled with high contents in copper and platinum-group elements. Some of the best known examples to date are found in the Archean Yilgarn Craton of Western Australia (31.5 Mt / Hronsky and Schodde, 2006) and in the Proterozoic Cape Smith (Raglan) Belt in northern Québec (Dufresne and Lesher, 1992). The Ni-Cu±Co±PGE showings at Qarqasiaq have been classified by Clark and Wares (2004) as mineralization hosted in picritic basalt (Type 10A) and aphyric gabbro±peridotite (Type 10B).

Nickel and copper mineralization is also found at several locations in the Kyak Block. In such cases, showings are hosted in ultramafic and gabbronorite facies which are part of the large polyphased Kyak intrusion. According to Clark and Wares (2004), the Twins Lake showings may be categorized as magmatic Cu-Ni±Co±PGE occurrences in aphyric gabbro±peridotite. The Central and Muskox showings may also be included into the same category of ore deposits. Mineralization in the Kyak intrusion is found in a variety of rock types which includes gabbro, gabbronorite, norite, troctolite and harzburgite. All of these lithologies are found in the eastern part of the intrusion which is interpreted as the lower half of the magmatic chamber. The Early

Paleoproterozoic Burakovsky layered pluton located in the Baltic Shield, which hosts a chromitite horizon, shows strong lithological similarities (http://www.largeigneousprovinces.org).

ITEM 11 MINERALIZATION

This section gives general information on the mineralized occurrences discovered since the earliest stages of exploration on the property. Refer to geological reports by Séguin (1970), Ward (1988), Mungall (1998), Kiddie (1999a, 1999b, 2001), and Kiddie and Mungall (2000) for additional description concerning each occurrence.

11.1. Qarqasiaq Block

Fieldwork by the Québec Government (Hardy, 1976), by La Fosse Platinum Group (Ward, 1988) and by Osisko (Mungall, 1998) on the 16-kilometre long Qarqasiaq ultramafic complex led to the discovery of up to 11 Ni-Cu±Co±PGE showings scattered over a 7.5-kilometre strike length within two structurally distinct units, the lower Tasikutaak and the upper Qarqasiaq. The 1999 program by Osisko resulted in the discovery of three additional showings in this complex (Kiddie, 1999b). The best PGE values (0.61 g/t Pt and 0.79 g/t Pd) obtained by La Fosse Platinum Group come from a sample collected at the base of a sulphide-rich ultramafic sill, some 90 metres northwest of QB2 showing.

Mineralization within the upper Qarqasiaq unit (Q series peridotites) occurs near the base of semi-discordant lobate peridotite bodies that show little magmatic differentiation and evidence of footwall basalt/sediment assimilation. All showings in the Qarqasiaq unit contain relatively high Ni and Co tenors with grab samples of massive sulphides assaying up to 6.5% Ni and 0.34% Co. Samples collected during the 2010 summer confirmed that mineralization related to the Qarqasiaq unit has higher tenors in Ni-Cu±Co±PGE than that in the Tasikutaak unit. However, the latter unit has longer mineralized lenses. Recalculation of massive and disseminated sulphide samples to 100% sulphides yielded high nickel (average 4.91% Ni) and cobalt tenors (average 0.28% Co) with large fluctuations in copper (0.11%-3.48% Cu) (Mungall, 1998).

Lenses of semi-massive to massive sulphides within the Tasikutaak unit (T series peridotites) generally show poor metal tenors (average of 0.9% Ni in massive sulphide equivalent) and are associated, according to Mungall (1998), to picritic lava flows that have basal olivine cumulates (maximum 150-metre thick). The exception at Tasikutaak is the TA1 showing with 4.6% Ni in massive sulphide equivalent.

Mineralization at TB2 consists in disseminated, semi-massive and massive sulphides located at the base of a large peridotite body of the Tasikutaak unit. At the site of the showing, which has visible dimensions of at least 13 x 9 metres, the lowermost 4.2 metres of the ultramafic unit consists of semi-massive to massive sulphides hosted in gabbro and pyroxenite. This horizon is followed upward (towards the east) by pyroxenite grading into peridotite containing disseminated sulphides. A chalcopyrite-rich vein, about 5-7 centimetre thick, crosscuts the mineralized pyroxenite. This vein suggests that sulphide remobilization has occurred.

Mineralization at TC2 consists of a highly-weathered massive sulphide horizon of at least 45-metre long and up to 3 metres in thickness. This mineralized occurrence is located at the contact between gabbro [or basalt according to Mungall (1998)] and peridotite on the western and eastern sides, respectively. An EM anomaly is associated to this showing. A 15 to 20-centimetre thick lens of massive sulphides, returning 0.63% Ni, 0.08% Cu, 0.12% Co, 11 ppb Au, 0.14 g/t Pt and 0.78 g/t Pd, was discovered in 2010 approximately 50 metres to the north of TC2 along the contact between the lower mafic and the upper ultramafic lithologies. This occurrence is hosted in gabbro/basalt and may represent a mineralized shoot near the base of the peridotite, located five metres to the east.

11.2. Chaunet Block

The vast majority of mineralized occurrences in the Chaunet Block consist of pyrrhotite-rich gossans with minor chalcopyrite and sphalerite. These sulphides are hosted in basaltic rocks and graphitic mudslate/schist juxtaposed to the basaltic sequence. Anomalous contents in Cu and Zn are present but do not exceed 0.2% Cu and 0.5% Zn

Prospecting by Osisko led to the discovery of one nickel mineralized zone (Chaunet Lake showing) at the base of the Chaunet West complex (Kiddie, 1999a). More precisely, the showing had already been sampled by La Fosse Platinum Group (up to 0.12 g/t Au, 31 ppb Pt and 0.61 g/t Pd) (Ward, 1988). However, the latter company did not analyze its samples for Ni and Cu values. The Chaunet Lake showing is hosted by a gabbro sill exposed along the lakeshore of the southern extremity of Chaunet Lake. Grab samples of mineralized outcrops and boulders assayed an average of 0.32% Ni and 0.36% Cu reaching up to 0.98% Ni and 1.29% Cu (Kiddie, 1999a). Recalculation of the samples to 100% sulphides yielded an average of 3.77% Ni.

La Fosse Platinum Group reported other PGE occurrences in peridotite and gabbro along the shoreline of Chaunet Lake. Ward (1988) also mentioned that significant copper, nickel and cobalt values were obtained in 1962 in gabbro on the east side of Chaunet Lake (1.3% Cu, 1.1% Ni, 0.11% Co) but specifies that the exact location of the sampling is not known.

Several peridotite/pyroxenite boulders were sampled in 1999 in the area of Adamie Lake, near the extrapolated extension of the ultramafic sill. These boulders contained disseminated sulphides with anomalous values in Ni and Cu. One of them, with 3.10% Cu (Kiddie, 1999a), was resampled in 2010 and yielded 0.30% Ni, 0.62% Cu and 0.49 g/t Pd. This latter result is more representative of the whole composition of the boulder.

11.3. Des Chefs Block

Ultramafic units in this area are restricted to a few occurrences of pyroxenite associated to gabbro. One sample, collected in 2010 from an outcrop of gabbro-hosted semi-massive sulphides composed of 50% pyrrhotite with less than 1% chalcopyrite, returned 0.04% Ni, 0.16% Cu, 0.01% Co, 52 ppb Au, <5 ppb Pt and 8 ppb Pd. No significant occurrence was discovered during the season 2011-2012.

11.4. Kyak Block

At least 28 sulphide showings were observed in mafic and ultramafic lithologies of the Lower Series of the Kyak intrusive complex (Kiddie and Mungall, 2000). Most of these showings occur in the Muskox, Central, Twin Lakes and Northern ultramafic lobes, as defined by Osisko. Ten of these showings contain semi-massive and/or net-textured sulphides having nickel tenors ranging from 0.86% to 2.90% with lower values in copper and negligible PGE. Concentrations of sulphides appear almost at random within individual peridotite-norite lobes, having been observed at upper and lower interpreted margins, as well as within the middle portions of the lobes. The main nickel occurrences are known as Twin Lakes-1 through Twin Lakes-3, Central-1 through Central-5, Muskox-1 trough Muskox-9 and Norite Dyke. Additional mineralization up to 0.69% Ni and 0.84% Cu was discovered in the Central and Muskox lobes in 2010

Among the 15 holes drilled by Osisko in Central and Muskox ultramafic lobes, only two (DDH PB00-03 and DDH PB01-11) encountered significant mineralization. In DDH PB00-03, the core, containing disseminated sulphides throughout the length of the hole, graded 0.48% Ni and 0.18% Cu over 321 metres. DDH PB01-11, drilled 213 metres southeast of DDH PB00-03, returned 0.48% Ni and 0.17% Cu over 33.2 metres with only 2-3% disseminated pyrrhotite and pentlandite. Both of these holes were done in the Muskox Lobe. Those 2 holes were resampled in 2012 and Ni-Cu grade in DDH PB00-03 was confirmed by systematic resampling, but not on hole PB01-11 due to a lack of time to sample the intercept.

The Twin Lakes ultramafic lobe also hosts substantial mineralization. The lobe was drilled in 1969 by Premium Iron Ore (Séguin, 1970). The ultramafic unit has an oval shape at least 90 metres long and 30 metres wide. Its long axis lies in a north-south direction plunging steeply to the north. Premium Iron Ore intersected two types of lithologies mineralized with Ni- and Cu-rich sulphides. The most significant one is the peridotite itself which graded up to 0.58% Ni and 0.62% Cu over 14.8 metres. That mineralized zone, located in the core of the peridotite lobe, extends at least 50 metres vertically and remains open at depth. Gabbro, located on the southern edge of the peridotite lobe, is the second type of mineralized rock. The mineralized horizon contains 0.59% Ni and 0.46% Cu over 7.6 metres. Séguin (1970) concluded that the gabbro-hosted mineralization does not appear to be consistent. On the other hand, he suggested that mineralization in peridotite is related to a brecciated structure and that, most likely, it persists at greater depth. According to that author, it can hardly be expected that the mineralized zone would be of greater dimensions unless the size of the peridotite pipe itself increases at greater depth.

At Kyak, mineralization is also found in gabbronoritic rocks located near ultramafic lobes. One of these examples is the Central-2 showing which is at least 65 metres long and 2-8 metres wide. Grab samples have returned a maximum of 0.17% Ni and 0.32% Cu. In 2010, additional gabbronorite gossans were sampled. One of them, located between Central and Northern lobes, corresponds to an irregular rusty zone covering about 15-20 m^2. The gabbronorite locally contains 5% pyrrhotite and 1% chalcopyrite, and returned 0.36% Ni, 0.30% Cu, 0.02% Co, 6 ppb Pt and 14 ppb Pd for only 3.96% S.

ITEM 12 EXPLORATION

The 2013 field program main focus was on drilling. No prospecting or mapping was done during the summer. The first crew arrived on site on July 10th to prepare the camp and build facilities on the storage site. Most of the material arrived by boat on the 20th of July. Due to some logistic delay, the majority of contractors arrived on site on the 4th of August. The drilling took place from August 9th to the September 9th. AAEC staff was composed of Jean-Francois Belanger (Project Manager, Project geologist), Nicholas Proulx (Exploration Geologist) and Guillaume Royer (Field technician). Martin Aucoin, consulting geologist from Terrapex, was also part of the technical team. No personnel from Virginia Mines worked on the field in 2013. Guillaume Marleau was hired for the summer for the maintenance of the camp and storage site. Annie Eetook and Putilik Uqittuq, two local hires, were respectively working on camp cleaning duty and core technician duty.

Approximately 18 to 20 people were on-site including contractors. Some staffs were on rotation while others have stayed for the whole program. Personnel were lodged inside the village of Kangirsuk at the COOP Hotel, Saputik Hotel and a rented construction camp beside the hotel. Kitchen service was provided by Cuisine VB and the drilling contractor was Cabo Drilling. An Astar 350 B3 helicopter from Canadian was used on a daily basis for field operations. B.T.A.Q. was providing paramedic/ bears guards services at the drill site and Crone geophysics was performing the Borehole geophysical survey for each drill holes. In addition, CTM communication did maintenance work on the communication system, Genivar Inc. completed an environmental baseline study and Laval-Fortin-Adams, a construction company, performed repair work on the rented camp and kitchen. Finally, Air Inuit was used for most of personnel and cargo transport.

Demobilisation of most of the personnel was on the 15th of September by Charter. Three employees stayed an extra week to complete the demobilisation. The remaining of the gears was shipped to Valleyfield by boat in late October.

ITEM 13 DRILLING

13.1. Summary

The main objective of the 2013 drilling campaign was to test the drill targets highlighted in a targeting session during the winter 2013. The targeting was based on the geological and the geophysical work done in the previous years on the Kyak and Qarqasiaq blocks,especially on the ground geophysics survey that was done in winter and summer of 2012. The targeting session identified 17 targets for 4,160 m, including 11 priority 1 and 2 targets for 2,855 m.

The drilling at Payne Bay took place from August 9th to the September 9th. The campaign totaled **7** holes for **1450** meters. Six of those holes were drilled on Qarqasiaq block and one on Kyak block (see figures 4, 5 and 6). The campaign averaged **45** meters per day including drill moves and surveys.

A total of 999 core samples were taken including 954 assay and 45 whole rock analysis (see table 1 below). Of these analyses, 215 were for QAQC which represent about 22%. Log reports, certificates of analyses and drill hole sections are attached in appendixes II, III and IV.

Every drill hole collar location was implanted and aligned using a GPS Thales Mobile Mapper CE, which has a +/-1 meter precision. Dip and azimuth measurements of drill holes were taken with a Deviflex non-magnetic electronic multishot from Devico. Prior to drilling, the local geology was verified to ensure the validity of the target location. All holes were surveyed by a Borehole Multi-Component Time Domain electromagnetic (TDEM) Geophysical Survey performed by Crone Geophysics. Complete report on those surveys done by Crone is attached on appendix V. Interpretation of the Borehole data done by AAEC's geophysicist Circé Malo-Lalande is attached on appendix IV

One heliported diamond drill model B-20 was used during the 2013 campaign. The drilling contractor was Cabo Drilling. All holes were drilled using NQ rods and casing were left in the hole.

Sampling of the core was done at the core shack located at the storage site, near the village of Kangirsuk. Sample length varies from 0.3m to 2m. They were split with a hydraulic core splitter and bagged directly on site.

All drill sites were inspected by an AAEC representative to ensure that complete clean up of the site was done and drill hole casings were capped and identified. Digital pictures were taken of every hole, prior, during and after drilling. Inspection forms were filled and signed by the inspector and Cabo Drilling's foreman.

Table 1: Drilling and sampling summary for 2013

Drill Hole	Start	End	Days	Depth (m)	Assay (Incl. QAQC)	Whole Rock (Incl. QAQC)
PB13-01	Aug. 9	Aug. 12	4	194	191	5
PB13-02	Aug. 13	Aug. 17	5	167	91	3
PB13-03	Aug. 18	Aug. 22	5	230	113	2

PB13-04	Aug. 23	Aug. 27	5	209	116	6
PB13-05	Aug. 28	Aug. 31	4	218	141	6
PB13-06	Sept. 1	Sept. 5	5	227	147	5
PB13-07	Sept. 6	Sept. 9	4	205	155	18
Total	-	-	32	1450	954	45

13.2. Interpretation and results

13.2.1 Kyak

The only drill hole in Kyak is the hole **PB13-01**. It was drilled to a total depth of 194 m down hole (see section 7100NW in appendix IV). The hole was to test a moderate EM conductor at approximately 120 m along trend with a few small moderate EM conductors and surface showings (See Kyak map in pocket). The hole intersected gabbronorite with peridotite layers, increasing towards top of hole and including peridotite with interconnected Po+/-Cpy from 157.9-158.5 m (see picture 2). BHEM modeling suggests an off-hole anomaly at approximately 155 m characterized as a weak to moderate conductor. Best analysed result of the hole are found in the following intersections;

- **0.3 m @ 0.75% Ni; 0.238g/t PGE; 0.12% Cu from 62.5 to 62.8 m**
- **0.8 m @ 0.31% Ni; 0.058g/t PGE; 0.07% Cu from 134.3 to 135.1 m**
- **0.6 m @ 0.75% Ni; 0.186g/t PGE; 0.19% Cu from 157.9 to 158.5 m**
- **0.3 m @ 0.93% Ni; 0.138g/t PGE; 0.09% Cu from 172.0 to 172.3 m**
- **0.3 m @ 0.88% Ni; 0.103g/t PGE; 0.30% Cu from 180.2 to 180.5 m**

Ni tenor ranges from 4.41 to 9.01% at Kyak based on a 100% Sulfide calculation.


Example of interconnected Po+/-Cpy between 157.9 to 158.5 m
Picture 2: Example of interconnected Po+/-Cpy between 157.9-158.5 m in hole PB13-01

13.2.2 Qarqasiaq

Six holes were drilled at Qarqasiaq(see Qarqasiaq map in pocket). Hole **PB13-02** was drilled to a total depth of 167 m downhole (see section 31175NW in appendix IV). The hole was to test a weak EM conductor at approximately 155 m that appeared to coincide with two surface showings (0.98% Ni, 0.26% Cu; 0.92% Ni, 0.33% Cu). The footwall was intersected earlier than suggested by the 3D mag inversion. It indicates a gentler dip more representative of the Robert syncline where the hole is located. The hole intersected a zone of peridotite with 2-10% patchy disseminated Po-Py+/-Cpy from 73.0 to 81.2. The footwall was intersected at 81.2 m downhole and was marked by fractured core. The footwall is composed of alternating metric layers of basalt (60%) and weakly sulphidic sediments (40%) with local graphitic zones. The BHEM modeling suggests that the anomalies detected within hole corresponds with the graphitic sediments observed in the core. Best analysis results in the hole are found in the following intersections;

- **5.0 m @ 0.22% Ni; 0.148g/t PGE; 0.07% Cu from 63.0 to 68.0 m**
- **8.2 m @ 0.39% Ni, 0.333g/t PGE; 0.10% Cu from 73.0 to 81.2 m**

PB13-03 was drilled to a total depth of 230 m downhole (see section 30575NW in appendix IV). The hole was to test multiple strong EM conductors within mag that appeared to be located at UM footwall. The hole intersected a peridotite zone with 1-4% disseminated Po+/-Cpy from 131.1 to 154.9 (incl. 2-4 mm blebs of Po+/-Pn+/-Cpy between 137.2 to 140.6 m). Footwall intersected at 154.9 m is characterized by an alternating layers of basalt (80%) and shaly bands (20%) with local graphitic zones. The footwall was intersected earlier than suggested by the 3D mag inversion. It indicates a gentler dip more representative of the Robert syncline where the hole is located. The BHEM modeling suggests an off-hole anomaly detected at 145 m within hole (late-time channels). Best analyses results of the hole are found in the following intersections;

- **6.0 m @ 0.23% Ni; 0.164g/t PGE and 0.04% Cu from 110.2 to 116.2 m**
- **12.7 m @ 0.21% Ni; 0.183g/t PGE and 0.09% Cu from 131.3 to 144.0 m**
- **6.9 m @ 0.24% Ni; 0.272g/t PGE and 0.11% Cu from 148.0 to 154.9 m**

PB13-04 was drilled to a total depth of 209 m downhole (see section 29400NW in appendix IV). The hole was to test a moderate EM conductor which appeared to be located at the footwall. The footwall was intersected at ~158 m downhole and was marked by hornfels sediments with local stringers of Po +/- Cpy. The footwall was intersected earlier than suggest by the 3D mag inversion. It indicates a gentler dip more representative of the Robert syncline where the hole is located. The BHEM modeling suggests an in-hole anomaly detected at 160-180m that likely corresponds to hornfels sediments with local sulphides stringers observed in the core. Best analyses results of the hole are found in the following intersections;

- **2.0 m @ 0.30% Ni; 0.032g/t PGE; 0.10% Cu from 33.0 to 35.0 m**
- **0.8 m @ 0.25% Ni; 0.327g/t PGE; 0.09% Cu from 156.9 to 157.7 m**

PB13-05 was drilled to a total depth of 218 m downhole (see section 30200NW in appendix IV). The hole was to test both a strong and a weak EM conductor that seemed to be located at UM footwall. The hole intersected the footwall at 134.2m with a section at 2-3% diss Po, Py +/- Cpy + local blebs in Olivine Pyroxenite from 130.2m to 134.2m. The lower units consist of basalt with interbedded sediments from 134.2-218m with a section of Graphitic Shale with 3-5% Po-Py in beds and veinlets from 184.2-186.7m. The BHEM modeling suggests an in-hole anomaly that is likely related to the graphitic shales observed in the core. No significant results to report for this hole.

PB13-06 was drilled to a total depth of 227 m downhole (see section 29800NW in appendix IV). The hole was to test a small but strong EM conductor well located within mag at approximately 195m. The hole intersected the footwall at 195m with no significant mineralization in the ultramafic. The lower units consist of basalt with interbedded sediments from 195-218m with a section of Graphitic Shale with 2-3% Po-Py in beds and veinlets from 218-220.5m. The BHEM modeling suggests in-hole anomalies that are explained by graphitic shales with Po-Py stringers. No significant results to report for this hole.

PB13-07 was drilled to a total depth of 205 m downhole (see section 30600NW in appendix IV). The hole was to test an off-hole anomaly at approximately 145 m which was highlighted from the BHEM of PB13-03. The hole intersected the footwall at 133.2m. The footwall was intersected earlier than suggested by the 3D mag inversion. It indicates a gentler dip more representative of

the Robert syncline where the hole is located. Massive sulphide was intersected from 156.09-156.4m and 156.47-156.55m (see pictures 3 and 4). The footwall had some mineralized intersects including 5-7% Po stringers +/- Cpy in Shale from 156.55-157.2m and 10-12% Po stringers in Graphitic Shale from 182.5-185m. The BHEM modeling suggests an in-hole anomaly at 180 m that corresponds with graphitic sediments intersected. In-hole anomaly at 155 m corresponds with massive sulphide intersect. Off-time vectors indicate additional conductive material to the SE. Best analyses results of the hole are found in the following intersections;

- **0.49 m @ 0.09% Ni; 0.262g/t PGE; 0.24% Cu from 155.60 to 156.09 m**
- **0.46 m @ 3.18% Ni; 2.776g/t PGE; 3.16% Cu from 156.09 to 156.55 m**
- **0.62 m @ 0.21% Ni, 0.388g/t PGE; 1.21% Cu from 156.55 to 157.17 m**


PB-13-07 Bx37-40
149 m - 165.7m
Picture 3: Picture of the core of hole PB13-07 including the massive section at 156.09m



Picture 4: Close up on the massive suphides section of holes PB13-07

Table 2 below highlights the best results from the 2013 drilling program at Payne Bay. The highest results are observed from the massive sulphide intersect in hole PB13-07 (Pictures 3 and 4)

Table 2: Result highlight from the 2013 Payne Bay drilling campaign

Sample ID	DDH	From (m)	To (m)	Interval (m)	Litho	Pt+Pd (g/t)	Co (%)	Cu (%)	Ni (%)	S (%)
PBCA 89055	PB13-01	62.50	62.80	0.30	Grabbronorite	0.238	0.04	0.12	0.75	4.10
PBCA 89131	PB13-01	134.30	135.10	0.80	Peridotite	0.058	0.02	0.07	0.31	1.29
PBCA 89150	PB13-01	157.90	158.50	0.60	Peridotite	0.186	0.03	0.19	0.75	3.78
PBCA 89168	PB13-01	172.00	172.30	0.30	Grabbronorite	0.138	0.05	0.09	0.93	4.48
PBCA 89179	PB13-01	180.20	180.50	0.30	Grabbronorite	0.103	0.05	0.30	0.88	7.58
PBCA 89243	PB13-02	73.00	74.10	1.10	Peridotite	0.304	0.02	0.15	0.39	1.64
PBCA 89244	PB13-02	74.10	74.40	0.30	Peridotite	0.387	0.04	0.28	0.72	3.66
PBCA 89246	PB13-02	74.40	75.40	1.00	Peridotite	0.296	0.02	0.15	0.35	1.83
PBCA 89247	PB13-02	75.40	77.30	1.90	Peridotite	0.372	0.02	0.10	0.43	1.89

PBCA 89248	PB13-02	77.30	79.30	2.00	Peridotite	0.339	0.02	0.05	0.33	1.23
PBCA 89249	PB13-02	79.30	81.20	1.90	Peridotite	0.314	0.02	0.09	0.39	1.82
PBCA 89418	PB13-04	33.00	35.00	2.00	Peridotite	0.032	0.02	0.19	0.30	1.23
PBCA 83260	PB13-07	156.09	156.55	0.46	Massive Sulphide	2.776	0.16	3.16	3.18	31.50
PBCA 83262	PB13-07	156.55	157.17	0.62	Shale	0.383	0.02	1.21	0.21	2.79
PBCA 89923	PB13-07	157.5	158.9	1.40	Basalt	-	0.005	0.98	0.06	1.14

Based on all the anomalous Ni values intersected and listed above, the Ni tenor at Qarqasiaq ranges from 3.83 to 9.93% based on a 100% Sulfide calculation.

13.3. Drill holes technical parameters

Table 3 describe the technical parameters for each holes including the location, the azimuth and the dip.

Table 3: Technical parameters of the 2013 drill holes at Payne Bay

DDH_No	Zone	FINAL COORDINATES					
		Easting	Northing	Elevation (m)	Azimuth	Dip	Length (m)
PB13-01	Kyak	450735.61	6660782.49	40.0	225.00	-45	194
PB13-02	Qarqasiaq	427710.58	6671809.06	219.8	225.00	-70	167
PB13-03	Qarqasiaq	427925.55	6671171.45	227.4	225.00	-55	230
PB13-04	Qarqasiaq	428647.44	6670241.66	230.1	225.00	-58	209
PB13-05	Qarqasiaq	428085.10	6670794.89	235.2	225.00	-60	218
PB13-06	Qarqasiaq	428377.24	6670517.45	227.7	225.00	-50	227
PB13-07	Qarqasiaq	427971.36	6671261.10	202.9	225.00	-51	205

ITEM 14 SAMPLING METHOD AND APPROACH

All samples collected during the 2013 summer program come from the sampling of the seven drill holes. They were collected to determine the elemental concentrations in a quantitative way by ALS Chemex of Val-d'Or (Québec) and ACME Labs (Vancouver). These samples included mineralized core as well as others which were barren but of interest for lithological controls.

The core was split in two halfs using a hydraulic core splitter. Half of the core remained in the core box. At the end of the season, all the core boxes were sling by helicopter at Twin Lake, on the Kyak block, beside the core from previous drilling campaigns (see picture 5). The other half of the core was sampled and bagged. Each bag was identified with an appropriate tag number and was sealed with fibreglass tape.

The authors are not aware of sampling factors that would impact the reliability of the samples. The even distribution of the sulphides in the samples ensured that they were of high quality and representative of the material or mineralization being sampled.



Picture 5: Core storage site at Twin Lake, Kyak block as of September 14, 2013

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1. Sample security, storage and shipment

All samples were collected by AAEC employees and were immediately placed in plastic sample bags, tagged and recorded with their unique sample number at the storage site. All samples were stored in a locked sea container beside the core shack. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. These bags were then shipped by Air Inuit Cargo to La Grande Airport. Then, they were picked up by Kingsway Transport and transported by truck to the ALS Chemex sample preparation facility in Val-d'Or. The bags remained sealed until they were opened by the staff of ALS Chemex. Same method was used for the samples shipped to Acme Laboratory in Vancouver.

15.2. Sample preparation and assay procedures

After logging in, the assay samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to 70% passing two millimetres (ALS Chemex Procedure CRU-31). From these coarse rejects a sub-sample of 200 to 250 grams was split and pulverized to 85% passing 75 microns (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-gram sub-sample was split and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 grams) and the rejects were held at the processing lab for future reference.

Whole rock ACME sample preparation follows procedure R200-500 that consists in crushes 1 kg to 80% passing 10 mesh, split 500g and pulverize to 85% passing 200 mesh and all rejects were held in ACME warehouse for future reference.

Pulps at ALS Chemex are analyzed using package ME-ICP81, Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) for base metals, and PGE-ICP-23 for precious metals. Pulps at ACME Labs are analyzed using a custom whole rock package (AALitho + 3B-MA) with major, minor, and trace elements by ICM-AES and ICP-MS and PGEs by fire assay with ICP-MS finish.

ITEM 16 DATA VERIFICATION

A QAQC protocol was established by AAEC for core sampling. Four different certified standards (Certified **R**eference **M**aterials) were used in the sample series. Two standards were used for the whole rock package (OREAS 24P and MKO) and two standards for the assay package (WRG-LG and WRG-HG). Each standard was selected depending on the expected type of mineralization deduced by the geologist. For each batch of 20 samples, AAEC staff inserted one certified standard, one blank, one preparation duplicate and one field duplicate. The field duplicate consists of a split of any given sample in quarter to test the reproductability in laboratory. As part of their standard quality control, ALS Chemex and ACME Labs introduced duplicate check samples and standards in the samples series. No sample was assayed at other laboratories.

Drill Logs were entered in Gemslogger by a geologist. Magnetic susceptibility measurements were taken systematically every 3 meters in every drill hole with a GDD MPP-EM2F Probe, which also takes measurement of the conductivity. RQD was done by the geologist for every hole. All core boxes were photographed within a lighting controlled environment using a high resolution digital camera. The coordinate system used was UTM NAD 83 (zone 19N).

The first author was involved in collecting, recording, interpreting and presenting the data in this report. QAQC Data has been reviewed and validate by the first author and Anglo American principal geochemist Christian Ihlenfeld.

ITEM 17 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

In order to define part of the property's initial environmental quality, AAEC retained the professional services of GENIVAR Inc. to conduct an environmental baseline study of the soil, lake sediment and surface water for the Payne Bay Project's Qarqasiaq and Kyak mining claim blocks.

The environmental baseline study defined the site's initial environmental quality in accordance with the MDDEFP's recommendations. In addition, the baseline study verified whether past exploration drilling campaigns and the former camp had an impact on the soil's environmental quality.

Fieldwork was carried out on July 13th and 14th, 2013. This included manual sampling of soil, lake sediment and surface water from 30 stations distributed throughout the Qarqasiaq and Kyak mining claim blocks. Seven additional soil samples were collected at the location of the previous camp and exploration drill holes.

Results of the chemical analysis of the soil samples were interpreted according to the MDDEFP's Soil Protection and Contaminated Sites Rehabilitation Policy and to Appendix 1 of the Regulation respecting the burial of contaminated soils. The sediment analytical results were interpreted according to the rare effect level (REL) criterion and threshold effect level (TEL) criterion of the Assessment of Sediment Quality in Quebec and Application Frameworks: Prevention, Dredging and Remediation. Results of the analysis completed on the surface water samples were compared to the Directive 019 final effluent criteria and against Québec's Surface Water Quality Criteria.

For complete results and interpretations of the Environmental Baseline Study of the Payne Bay property, refer to Genivar's report in appendix VII.

Following the Demobilisation of the project, two sea container were sent with some hazardous and non hazardous waste to the port of Valleyfield, Qc by Neas transport. AAEC mandated Sanexen Environmental Services Inc. to carry out the environmental management of wastes resulting from the Payne Bay exploration campaign. For the complete report from Sanexen, refer to appendix VIII.

ITEM 18 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 19 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 20 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 21 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 22 INTERPRETATION AND CONCLUSIONS

The 2013 drilling program at Payne Bay was initially planned for 2,850 meters in 11 holes. The main objective of the campaign was to test the highest priority drill targets highlighted in a targeting session during the winter 2013. The targeting was based on the geological and the geophysical work done in the previous years on the Kyak and Qarqasiaq blocks, especially on the ground geophysics survey that was done in winter and summer of 2012.

Unfortunately, due to some logistics delays, the drilling at Payne Bay started only on August 9th and extended to September 9th, and the campaign only totaled 7 holes for a total of **1,450** meters. Six of those holes were drilled on Qarqasiaq block and one on Kyak block. A total of 999 core samples were taken including 954 assay and 45 whole rock analysis.

None of the holes drilled in 2013 at Payne Bay returned significant intercept based on the criteria of metric scale intersection of high grade Cu-Ni-PGE mineralization or tens of meters scale intersection of low grade Cu-Ni-PGE disseminated mineralization. However, out of the seven holes, five intersected anomalous values in Ni and/or PGEs (based on the criteria of Ni>0.3%, Cu>0.3% and PGEs>0.2 g/t). Ni tenor ranges from 3.83 to 9.93% at Qarqasiq and 4.41 to 9.01% at Kyak based on a 100% Sulfide calculation.

Results from PB13-01 suggests potential for PGEs and higher Ni tenor than expected. In addition with historic drilling that suggested significant volume of mineralization (PB00-03), this is consistent with the potential for large volume of disseminated sulphides deposit in the Kyak area.

The massive sulphide intersection on hole PB13-07 can suggest the presence of significant mineralisation in Qarqasiaq. The approximate Ni/Cu ratio of 1:1 in that intersection could be interpreted as a proximal remobilization from an ore body source. Geological setting, structure in the vinicity of the hole, unexplained BHEM anomaly and blebs intersected in nearby hole PB13-03 also support that hypothesis. In addition, the interpreted footwall contact in holes PB13-03 and PB13-07(section 30600 NW) seems to steeply dip to the SW, suggesting the development of an embayment feature. These suggest potential for a high grade Ni-Cu-PGE ore body in Qarqasiaq.

From the winter 2013 targeting session, 11 drill targets totaling 2,710 m remain untested, including 5 holes totaling 1,365 m initially planned in the 2013 drill program to test the highest priority drill targets in both Kyak and Qarqasiaq. In addition, two untested BHEM anomalies on hole PB13-01 and PB13-07 are recommended for drill follow-up (see geophysics report from AAEC in appendix VI).

ITEM 23 RECOMMENDATIONS

In order to properly assess the Cu-Ni-PGE potential of the Payne Bay project and based on the 2013 results from the limited 1,450m drilling program, it would be recommanded to complete the 2013 initially planned drilling program and test by drilling the remaining highest priority drill targets, as well as the 2 BHEM anomalies generated from holes PB13-01 and PB13-07 and recommanded for follow-up. Then the following steps should be consider:

1) To refine the 3D magnetic inversion model using the magnetic susceptibility data from the 6 holes drilled in the Qarqasiaq area, and then the geological model
2) To drill the BHEM anomaly on hole PB13-07 in Qarqasiaq
3) To drill the remaining untested drill targets in both Qarqasiaq and Kyak areas
4) Detailed mapping of the Kyak area to get a better understanding and geological model of this area

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Stemp, R.W., 1972. Report on airborne geophysical survey of the Kyak Bay Area, project no. 72197. Spartan Aero Ltd., GM 28740, 11 pages and 8 maps.

Ward, J., 1988. *Report on 1987 exploration results on permits 808 and 834, Chef Lake Area, New Québec*. La Fosse Platinum Group Inc., GM 47540, 21 pages and 1 map.

Wares, R., 2000. *Evaluation report on the Kyak Bay Permit (PEM 1507), Payne Bay Property*. Osisko Exploration Ltd., GM 58720, 21 p.

ITEM 25 DATE AND SIGNATURE PAGE

CERTIFICATE OF QUALIFICATIONS

I, *Jean-Francois Belanger*, resident at 4480 av. Chauveau, Québec, Qc, G2G 1A7, hereby certify that:

- I am presently employed as a Project Geologist with Anglo American Exploration (Canada) Ltd., 5237 Boul Wilfrid-Hamel, Suite 280, Québec, Qc, G2E 2H2.
- I received a B.Eng. in Geological Engineering from the Université Laval in 2010.
- I have been working as a mineral exploration geologist since 2010.
- I am an active junior engineer presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 5016516.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have been working on the property during summer 2013.
- I am responsible for writing the present technical report utilizing proprietary exploration data generated by Anglo American Exploration (Canada) Ltd. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Anglo American Exploration (Canada) Ltd.
- I have been involved in the Payne Bay Project since January 2013.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 18th day of March 2014.

"Jean-Francois Belanger"

____

Jean-Francois Belanger, B.Eng., Jr.Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Circé Malo-Lalande*, resident at 829 de Maur, Québec (QC), G1X 3N2, hereby certify that:

I am presently employed as a Project Geophysicist with Anglo American Exploration (Canada) Ltd., 5237 Boul Wilfrid-Hamel, Suite 280, Québec, Qc, G2E 2H2.
I received a B.Ing. in Geological Engineering from the Université Laval in 2001 and a M.Sc.A in Mineral Engineering from École Polytechnique of Montréal in 2003.
I have been working as a mineral exploration geophysicist since 2003.
I am an active engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 126408.
I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
I have been working on the property in summer and winter 2012.
In collaboration with other authors, I am responsible for writing the present technical report utilizing proprietary exploration data generated by Anglo American Exploration (Canada) Ltd. and information from various authors and sources as summarized in the reference section of this report.
I am not aware of any missing information or changes, which would have caused the present report to be misleading.
I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Anglo American Exploration (Canada) Ltd.
I have been involved in the Payne Bay Project since fall 2011.
I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 18th day of March 2014.

"Circé Malo-Lalande"

Circé Malo-Lalande, M.Sc.A., Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Clément Dombrowski*, resident at the 32, rue du Bon-Accueil, St-Étienne-de-Lauzon, Qc, G6J 1B2, hereby certify that:

- I am presently employed as Senior Geologist with Anglo American Exploration (Canada) Ltd, 5237 Boul Wilfrid-Hamel, Suite 280, Québec, Qc, G2E 2H2.
- I received a B.Sc. in Geology from the Université du Québec à Chicoutimi in 1992 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1998.
- I have been working as a professional geologist in exploration since 1994.
- I am an active professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 438.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have visited the Payne Bay property in summers 2010, 2011, 2012 and 2013.
- In collaboration with the first author, I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Anglo American Exploration (Canada) Ltd and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Anglo American Exploration (Canada) Ltd.
- I have been involved in the Payne Bay Project since 2010.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 18th day of March 2014.

"Clément Dombrowski"



Clément Dombrowski, M.Sc.A., P.Geo.
OGQ Member # 438

ITEM 26 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

This section is not applicable to this report.

ITEM 27 ILLUSTRATIONS


UNGAVA TROUGH
Payne Bay
Project
60
Kangirsuk
Ungava
Bay
NAIN
Hudson
Bay
Kuujjuaq
LABRADOR TROUGH
RAE
QUEBEC
LABRADOR
56
SUPERIEUR
Radisson
James Bay
52
ONTARIO
GRENVILLE
Chibougamau
ABITIBI
SUBPROVINCE
48
Rouyn-
Noranda
Saint-Lawrence River
APPALACHES
Chicoutimi
Quebec
400 km
Montreal
SAINT-LAWRENCE
BASIN
44
78
72
66
60

Figure 1: Location of the Payne Bay Project.


420000
430000
440000
450000
6690000
6680000
6670000
6660000
6650000
N
W
E
S
Legend
Payne Bay Property
Proposed Protected Area
Category 1 Land
Chaunet
Des Chefs
Qarqasiaq
Kyak
Kangirsuk
AngloAmerican
VIRGINIA
PAYNE BAY PROPERTY
Claims
December 18, 2013
N.Proulx
1:200,000
UTM Z19, NAD 83
0 2 4 6 8 Km

Figure 2: Location of claims (as of December 2013).


420000
430000
440000
450000
6710000
6700000
6690000
6680000
6670000
6660000
6650000
N
S
E
W
Legend
Payne Bay Property
Proposed Protected Area
Category 1 Land
Geology
Ultramafic Intrusive
Ultramafic Extrusive
Mafic-Int. Intrusive
Mafic-Int. Extrusive
Diabase
Felsic Intrusive
Felsic Extrusive
Iron Formation
Clastic Sedimentary
Chemical Sedimentary
Amphibolite
Metamorphic
Metasedimentary
Felsic-Int. Orthogneiss
Mafic Orthogneiss
Migmatite, Mylonite
Other
Unknown
Overburden
Chaunet
Des Chefs
Qarqasiaq
Kyak
Kangirsuk
AngloAmerican
VIRGINIA
PAYNE BAY PROPERTY
Geology (MRN)
December 18, 2013
N.Proulx
1:250,000
UTM Z19, NAD 83
0 2.5 5 7.5 10 Km

Figure 3: Geological map of the Roberts Syncline.


430000
440000
450000
6690000
6680000
6670000
6660000
N
W
E
S
Legend
Payne Bay Property
Proposed Protected Area
Category 1 Land
Drill Hole (2013)
PB13-02
PB13-07
PB13-05
PB13-03
PB13-04
PB13-06
PB13-01
Kangirsuk
AngloAmerican
VIRGINIA
PAYNE BAY PROPERTY
Drill Hole Locations
December 18, 2013
1:150,000
N.Proulx
UTM Z19, NAD 83
0 1.5 3 4.5 6 Km

Figure 4: Drill holes location on the Payne Bay Property.


425000
430000
6675000
6670000
6665000
N
W
E
S
Legend
Payne Bay Property
Proposed Protected Area
Category 1 Land
Drill Hole (2013)
PB13-02
PB13-07
PB13-05
PB13-03
PB13-04
PB13-06
AngloAmerican
VIRGINIA
PAYNE BAY PROPERTY
Qarqasiaq - Drill Hole Locations
December 18, 2013
1:50,000
N.Proulx
UTM Z19, NAD 83
0 0.5 1 1.5 2 Km

Figure 5: Drill holes location on the Qarqasiaq block.


445000
450000
6665000
6660000
6655000
N
W
E
S
Legend
Payne Bay Property
Proposed Protected Area
Category 1 Land
Drill Hole (2013)
PB13-01
AngloAmerican
VIRGINIA
PAYNE BAY PROPERTY
Kyak - Drill Hole Locations
December 18, 2013
1:50,000
N.Proulx
UTM Z19, NAD 83
0 0.5 1 1.5 2 Km

Figure 6: Drill holes location on the Kyak block.